EXHIBIT 12.1
Digital River, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

						Nine months
						ended
	Years ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008
Income from operations as reported	$16,298	$34,762	$66,713	$67,595	$73,914	$52,359
Add: Fixed charges	235	2,094	3,092	3,240	3,331	2,688
Earnings as defined	16,533	36,856	69,805	70,835	77,245	55,047
Fixed charges	$235	$2,094	$3,092	$3,240	$3,331	$2,688
Ratio of earnings to fixed charges (1)	70.4	17.6	22.6	21.9	23.2	20.5

(1)	The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.